

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 16, 2009

Joseph B. Feiten
Chief Financial Officer
American Oil & Gas, Inc.
1050 17th Street, Suite 2400
Denver, Colorado 80265

> **Re:** **American Oil & Gas, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed April 24, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 8, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 7, 2009**
> **File No. 001-31900**
> **Response Letter filed July 24, 2009**

Dear Mr. Feiten:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We reissue prior comment 3. Please revise the introductory paragraph to the Risk Factors section to specify precisely which portions of which documents you intend to incorporate by reference. Refer to the standards for incorporation by

reference set forth in Rule 411. In the alternative, eliminate the reference, and make clear that you include in this section all known, material risks.

2. In your proposed disclosure in response to prior comments 6 and 7, you refer to a "direct competitive energy peer group;" an "energy peer group;" and to a survey of executive compensation paid by "oil and natural gas companies." Please revise to clarify whether these various references are to the same group in each case.

3. Revise to identify all the component companies in this group or these groups, as applicable.

4. In addition, enhance your disclosure to include the base salary targets established by your compensation committee and to make clear where the actual base salary amounts paid to your executive officers fall within the targeted parameters.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or Timothy S. Levenberg, Special Counsel, at (202) 551-3703 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director